
06060173

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ORIGINAL

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________

Commission file number: 001-32971

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fox Chase Bank 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fox Chase Bancorp, Inc.
4390 Davisville Road
Hatboro, PA 19040


SEC MAIL PROCESSING
RECEIVED
OCT 2 4 2006
WASH. D.C.
213
SECTION

REQUIRED INFORMATION

Item 1-3. Fox Chase Bank 401(k) Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan files such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. A copy of the Schedule H to the Form 5500 Annual Report is filed herewith.

Official Use Only

SCHEDULE H (Form 5500)	Financial Information	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code). ▶ **File as an attachment to Form 5500.**	**2005** **This Form is Open to Public Inspection.**

For calendar year 2005 or fiscal plan year beginning , and ending .

A Name of plan FOX CHASE BANK EMPLOYEES' RETIREMENT PLAN	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 FOX CHASE BANK	**D** Employer Identification Number 23-0593755

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** MTIAs, CCTs, PSAs, and 103-12 IEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, and 1i. CCTs, PSAs, and 103-12 IEs also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a		
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)	276845	288196
(2) Participant contributions	b(2)		
(3) Other	b(3)		
c General investments:			
(1) Interest-bearing cash (include money market accounts & certificates of deposit)	c(1)	500598	422115
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)		
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)		
(9) Value of interest in common/collective trusts	c(9)		
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	1261485	1488317
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)	2648	0
(15) Other	c(15)		





Official Use Only

			(a) Beginning of Year	(b) End of Year
1d	Employer-related investments:			
	(1) Employer securities	d(1)		
	(2) Employer real property	d(2)		
e	Buildings and other property used in plan operation	e		
f	Total assets (add all amounts in lines 1a through 1e)	f	2041576	2198628
	Liabilities			
g	Benefit claims payable	g		0
h	Operating payables	h		
i	Acquisition indebtedness	i		
j	Other liabilities	j		
k	Total liabilities (add all amounts in lines 1g through 1j)	k	0	0
	Net Assets			
l	Net assets (subtract line 1k from line 1f)	l	2041576	2198628

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs, and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	a(1)(A)	288196	
(B) Participants	a(1)(B)		
(C) Others (including rollovers)	a(1)(C)		
(2) Noncash contributions	a(2)		
(3) Total contributions. Add lines **2a(1)(A)**, **(B)**, **(C)**, and line **2a(2)**	a(3)		288196
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)	12693	
(B) U.S. Government securities	b(1)(B)		
(C) Corporate debt instruments	b(1)(C)		
(D) Loans (other than to participants)	b(1)(D)		
(E) Participant loans	b(1)(E)		
(F) Other	b(1)(F)		
(G) Total interest. Add lines **2b(1)(A)** through **(F)**	b(1)(G)		12693
(2) Dividends: (A) Preferred stock	b(2)(A)		
(B) Common stock	b(2)(B)		
(C) Total dividends. Add lines **2b(2)(A)** and **(B)**	b(2)(C)		0
(3) Rents	b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)		
(B) Aggregate carrying amount (see instructions)	b(4)(B)		
(C) Subtract line **2b(4)(B)** from line **2b(4)(A)** and enter result	b(4)(C)		0





Official Use Only

			(a) Amount	(b) Total
2b	(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
	(B) Other	b(5)(B)		
	(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		0
	(6) Net investment gain (loss) from common/collective trusts	b(6)		
	(7) Net investment gain (loss) from pooled separate accounts	b(7)		
	(8) Net investment gain (loss) from master trust investment accounts	b(8)		
	(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
	(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		114261
c	Other income	c		
d	Total income. Add all **income** amounts in column (b) and enter total	d		415150
	Expenses			
e	Benefit payment and payments to provide benefits:			
	(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	241116	
	(2) To insurance carriers for the provision of benefits	e(2)		
	(3) Other	e(3)		
	(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		241116
f	Corrective distributions (see instructions)	f		
g	Certain deemed distributions of participant loans (see instructions)	g		
h	Interest expense	h		
i	Administrative expenses: (1) Professional fees	i(1)		
	(2) Contract administrator fees	i(2)	1200	
	(3) Investment advisory and management fees	i(3)	15782	
	(4) Other	i(4)		
	(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		16982
j	Total expenses. Add all **expense** amounts in column (b) and enter total	j		258098
	Net Income and Reconciliation			
k	Net income (loss) (subtract line 2j from line 2d)	k		157052
l	Transfers of assets			
	(1) To this plan	l(1)		
	(2) From this plan	l(2)		

Part III Accountant's Opinion

3 Complete lines 3a through 3c if the opinion of an independent qualified public accountant is attached to this Form 5500. Complete line 3d if an opinion is not attached.

a The attached opinion of an independent qualified public accountant for this plan is (see instructions):
(1) [X] Unqualified (2) [ ] Qualified (3) [ ] Disclaimer (4) [ ] Adverse

b Did the accountant perform a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 103-12(d)? [ ] Yes [X] No

c Enter the name and EIN of the accountant (or accounting firm) ▶ 23-3060766
BEARD MILLER COMPANY, LLP

d The opinion of an independent qualified public accountant is **not attached** because:
(1) [ ] this form is filed for a CCT, PSA or MTIA. (2) [ ] it will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.





Official Use Only

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program.)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a. Attach Schedule G (Form 5500) Part III if "Yes" is checked on line 4d.)	d		X	
e Was this plan covered by a fidelity bond?	e	X		2260000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j		X	
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ **Yes** ☒ **No** **Amount** ______

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)





Fox Chase Bank Employees' Retirement Plan
Schedule H, Line 4i Schedule of Assets (Held At End of Year)
EIN: 23-0593755
Plan # 001

December 31, 2005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of Investment	(d) Cost		(e) Current Value
	Fox Chase Bank Apex Advantage Cash Account	Cash	167,587		167,587
*	Fidelity Cash Account	Cash	57,211	$	57,211
*	Fidelity Spartan Money Market	Money Market	2,412	$	2,412
				$	227,210
	Third Avenue Value Fund	Mutual Fund	161,749	$	452,307
	Oakmark Fund	Mutual Fund	202,689	$	325,976
	Columbia Acorn Z Fund	Mutual Fund	100,000	$	171,646
	Jensen Portfolio, Inc.	Mutual Fund	100,000	$	114,418
	Julius Baer International Equity Fund	Mutual Fund	120,000	$	203,753
	Excelsior Value & Restructuring Fund	Mutual Fund	63,000	$	69,286
	Vanguard Inflation Protected Fund	Mutual Fund	150,000	$	150,931
				$	1,488,317
*	Fox Chase	Certificate of Deposit 2.47% interest maturing July 5, 2006	194,905	$	194,905
			Total Investments	$	1,910,432

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 10/19, 2006

Fox Chase Bank 401(k) Retirement Plan

By: Mary Regnery
Mary Regnery
Plan Administrator

00282906.DOC